Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Teams Up with Atos to Strengthen Cloud Business and Accelerate Growth;

Launches GigaCloud

Strategic cooperation with Atos, a global leader in technology services, brings world-class quality and security to GigaCloud’s existing SME solutions; will help promote product and develop new offerings

TAIPEI, Taiwan, April 3, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today a strategic cooperation with global technology consultant Atos to strengthen and further develop GigaCloud, GigaMedia’s platform of cloud solutions for small-to-medium-enterprises (SMEs).

Under the agreement, Atos will provide customer service solutions and back-end systems integration to GigaCloud. The two companies will also work to co-develop new services for SMEs.

Based in Taipei, GigaCloud is a provider of integrated cloud solutions and services designed to help SMEs improve their business performance and bottom-line results. GigaCloud’s offerings currently consist of communication-oriented services, including hosted PBX telephone systems and hosted Internet fax service; and value-added services, such as hosted video camera surveillance systems and hosted cloud storage.

Based in France, Atos is a global provider of hi-tech transactional services, consulting and technology services, systems integration and managed services. For the past twenty years, Atos has managed and integrated the contributions of all technology partners and suppliers for the Olympic Games, delivering seamless and secure technology operations and services.

“Cloud computing is driving a global revolution in the way IT services are delivered to consumers; businesses now have easy access via the Internet to tools, capacity and solutions that help enterprises go to market faster and easier with lower capex requirements and flexible running costs,” stated Atos, Asia Pacific Chief Executive Officer Herbert Leung. “This is particularly beneficial to SMEs. Together with GigaCloud, we will create highly innovative and competitive services and generate new business opportunities in the SME cloud service market where strong growth is anticipated.”

“Small business owners in Asia are only just starting to realize they can bypass IT departments by getting the software and systems they need as a service, and paying for cloud services with simple, more cost-effective subscriptions,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “GigaCloud’s solutions and services are designed to meet critical needs of SMEs and help businesses rapidly and easily migrate to the cloud in a scalable way with a pay per use model.”

“We are building a top-caliber product and team and moving quickly in this emerging market; cooperation with Atos will play a key role,” stated GigaMedia CEO Collin Hwang. “It will allow us to deliver bank-grade security that SMEs can trust; it will also extend our market presence, helping us find new distributors and customers.”

“It’s an exciting time in the IP communications industry in Asia and we look forward to working closely with Atos to capitalize on opportunities in cloud-based business solutions,” stated GigaMedia CEO Collin Hwang.

GigaCloud launches operations; plans additional partnerships

With Atos providing top-quality customer service solutions and back-end systems integration, GigaMedia also announced today that its GigaCloud business has launched operations.

Introductory subscriptions for GigaCloud begin at approximately US$27 per month, which includes GigaLink, a virtual office solution that creates hosted telephone networks for businesses and assigns office extensions to mobile phones, enabling mobile professionals to increase their productivity and lower communications costs. Subscriptions for a suite of services are approximately US$50 per month, which includes GigaLink, GigaBox storage, and GigaFax.

GigaMedia plans to continue expanding the scope, reach, and quality of its GigaCloud offerings through additional strategic channel and technology partnerships going forward.

About Atos

Atos SE (Societas europaea) is an international information technology services company with annual 2012 revenue of EUR 8.8 billion and 76,400 employees in 47 countries. Serving a global client base, it delivers Hi-Tech Transactional Services, Consulting & Technology Services, Systems Integration and Managed Services. With its deep technology expertise and industry knowledge, it works with clients across the following market sectors: Manufacturing, Retail & Services; Public sector, Healthcare & Transports; Financial Services; Telecoms, Media & Technology; Energy & Utilities. Atos is focused on business technology that powers progress and helps organizations to create their firm of the future. It is the Worldwide Information Technology Partner for the Olympic and Paralympic Games and is quoted on the NYSE Euronext Paris market. Atos operates under the brands Atos, Atos Consulting & Technology Services, Atos Worldline and Atos Worldgrid. For more information, visit atos.net.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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